Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	17:52 26-Jul-07
     RNS Number: 9679A
Wolseley PLC
26 July 2007
Notification of Interests of Directors/Persons Discharging Managerial
Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
Charles P Watters
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director/PDMR named above and spouse
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Charles P Watters (1,400) and Teresa Watters (1,400)
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
see above
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
2,800
8 Percentage of issued class:
0.0004%
9 Number of shares/amount of stock disposed:
nil
10 Percentage of issued class:
n/a
11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
1073p
13 Date of transaction:
26 July 2007

14 Date Company informed:
26 July 2007
15 Total holding following this notification:
2,800
16 Total percentage holding of issued class following this notification:
0.0004%
17 Contact name for queries:
A Drew, Deputy Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
A Drew
Additional Information:
ends.
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